UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

BLACKBIRD PETROLEUM CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

1630 York Avenue
Main Floor
New York, New York 10028
(Address of principal executive offices)
Registrant’s telephone number (212)315-9705

Ark Development, Inc.
4225 New Forrest Drive
Plano, Texas 75093
 (Former name or former address, if changed since last report)

With Copies To:

Marc Ross, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel:(212) 930-9700
Fax:(212) 930-9725

October 20, 2008
-----------------
         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

CUSIP: 040702102

1.    NAMES OF REPORTING PERSONS
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Antonio Treminio

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|
      (b)   |X|

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM  2(e) or 2(f) |_|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF	7.	SOLE VOTING POWER 15,000,000
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 15,000,000
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 50.76%

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.76% (based on 29,555,000 shares of Common Stock issued and outstanding)

14.   TYPE OF REPORTING PERSON

      IN

Item 1. Security and Issuer

              The name of the issuer is Blackbird Petroleum Corporation whose executive offices are located at 1630 York Avenue, Main Floor, New York New York 10028.

Item 2. Identity and Background.

              This statement is being filed by Antonio Treminio an individual whose business address is 1630 York Avenue, Main Floor, New York New York 10028.

              Antonio Treminio, is the Chairman and the Chief Executive Officer of Blackbird Petroleum Corporation.  Antonio Treminio is a Canadian citizen.

              During the past five years, Mr. Treminio has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

              The Reporting Person received the securities covered by this statement pursuant to a Purchase Agreement (the “Agreement”) by and among Blackbird Petroleum Corporation (then known as Ark Development, Inc.) (the “Company”) and himself.  Pursuant to the Agreement, Antonio Treminio purchased and the Company sold an aggregate of 15,000,000 shares of the Company's common stock (as adjusted for a 3:1 stock dividend effected on December 5, 2008), comprising approximately 50.76% of the issued and outstanding capital stock of the Company.  The stock was sold to Mr. Treminio in exchange for his interest in two agreements granting the right to participate in the acquisition of drilling rights and not cash.

The Stock Purchase Agreement is also described in a current report on Form 8-K filed by the Issuer on October 31, 2008.

Item 4. Purpose of Transaction.

              The Reporting Person acquired his holdings from the Company pursuant to the Stock Purchase Agreement as described in Item 3 above.

               Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)   The Reporting Person is the beneficial owner of 15,000,000 shares, representing 50.76% of the outstanding shares on a fully diluted basis. The Reporting Person does not own any other securities of the Company.

(b)   The Reporting Person has the sole power to vote and dispose of the 15,000,000 shares.

(c)   The Reporting Person did not effect any transactions in the issuer's securities within the past 60 days.

(d)   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

      Except as disclosed herein and in the current report on Form 8-K filed by the Issuer on October 31, 2008, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1	Form of Purchase Agreement (the “Agreement”) by and among Ark Development, Inc. and Antonio Treminio, incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on October 31, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2008

By:         /s/  ANTONIO TREMINIO
______________________
ANTONIO TREMINIO